UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. __)*

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 . 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. 4H invest GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,019,235 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,019,235 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich and collectively with 4H invest, the “Reporting Persons”). 4H invest is a party by way of accession to the Shareholders’ Agreement and the Pooling Agreement described in Item 6 of this Schedule 13D, both of which govern the voting and the disposition of the common shares of the Issuer.

(2)	Represents shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022. .

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Christof Hettich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,963,501(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,963,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,963,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich and collectively with 4H invest, the “Reporting Persons”). 4H invest, dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), MH-LT-Investments GmbH (“MH-LT-Investments”), and Bohlini invest GmbH (“Bohlini invest”) are a parties to the Shareholders’ Agreement and the Pooling Agreement described in Item 6 of this Schedule 13D, both of which govern the voting and the disposition of the common shares of the Issuer. Dr. Hettich is a managing director of the general partner of dievini, but expressly disclaims status as member of a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini, 10,102,286 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, 499,944 shares held of record by Bohlini invest GmbH (“Bohlini invest”), and 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

Item 1.  Security and Issuer

This Schedule 13D (this “Statement”) relates to the common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”) with its principal executive offices located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. The Shares are listed on The Nasdaq Global Market under the symbol “CVAC”. Information given in response to each item in this Statement shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

(a) This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich”). Dr. Hettich, a managing director of dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), had previously reported his beneficial ownership of Shares in a joint filing on Schedule 13D along with dievini, Mr. Dietmar Hopp and certain related parties, but has now elected to report his beneficial ownership on this Statement as result of the acquisition and disposition of Shares by 4H invest described in this Statement.

(b) - (c) 4H invest is a German private limited partnership formed to manage investments with a principal office at Bürgermeister-Willinger-Straße 3, 69190 Walldorf, Germany.

Dr. Hettich is a German citizen that manages investments with a business address c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 1,019,235 Shares held of record by 4H invest, a former limited partner of dievini, were transferred to it by dievini in a private transaction to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by 4H invest for the Shares.

Of the Shares held of record by other shareholders of which Dr. Hettich may be considered to have shared beneficially ownership by virtue of his position as a managing director of dievini and the Pooling Agreement described in Item 6:

●	70,846,532 Shares held of record by dievini were acquired from the Issuer prior to the IPO in several financing rounds using funds dievini holds for investments. No borrowed funds were used;

●	10,102,286 Shares held of record by DH-LT-Investments, of which:

●	7,368,500 were purchased in a private placement transaction by the Issuer concurrent with the closing of the IPO on August 18, 2018 at a purchase price of $16 per Share using funds it held for investments;

●	1,896,882 Shares were acquired from 4H invest GmbH in the repayment of an outstanding under loans made by DH-LT Investments and for cash held for investment , at a value of €16.07 per share; and

●	836,904 Shares were acquired from Bohlini invest GmbH in the repayment of an outstanding under loans made by DH-LT Investments and for cash held for investment, at a value of €16.07 per share.

●	495,504 Shares held of record by MH-LT-Investments GmbH (“MH-LT Investments”), a former general partner of dievini, were transferred to it by dievini in a private transaction on February 22, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by MH-LT Investments for the Shares; and

●	499,944 Shares held of record by Bohlini invest, a former limited partner of dievini, were transferred to it by dievini in a private transaction to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by Bohlini invest for the Shares.

Item 4. Purpose of the Transaction

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except for transfers in private transactions to Mr. Dietmar Hopp or entities controlled by him; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

The Reporting Persons may engage in discussions with management, the Issuer’s management board and supervisory board, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, take private transaction that could result in a de-listing or de-registration of the Shares, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s management board and supervisory board.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

In his capacity as a managing director of dievini, Dr. Hettich shares voting and dispositive power over the Shares held by dievini, and may be deemed to beneficially own such Shares held by dievini. The Pooling Agreement described in Item 6 of this Statement provides dievini with the power to control the voting and disposition of Shares held by DH-LT Investments, MH-LT-Investments, and Bohlini invest, in addition to 4H invest. As a result, Dr. Hettich may be deemed to beneficially own the shares held by those other shareholders. However, Dr. Hettich disclaims beneficial ownership of the Shares held by dievini and such other shareholders except to the extent of his pecuniary interest therein.

(c) 4H invest, a former limited partner of dievini, acquired 2,936,511 Shares from dievini in a private transaction on March 13, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by 4H invest for the Shares.

Bohlini invest, a former limited partner of dievini, received 2,983,477 Shares from dievini in a private transaction on March 13, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by Bohlini for the Shares.

MH-LT-Investments, a former general partner of dievini, received 495,504 Shares from dievini in a private transaction on February 22, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by MH-LT Investments for the Shares.

On May 4, 2022, Bohlini invest transferred 836,904 Shares to DH-LT Investments in repayment of a loan made by DH-LT Investments and for cash held for investment, at a value of €16.07 per share.

On May 4, 2022, Bohlini invest transferred 1,884,278 Shares to Zweite DH Verwaltungs GmbH, a company wholly owned by Dietmar Hopp, in repayment of a loan made by that company and for cash held for investment, at a value of €16.07 per share.

On May 4, 2022, 4H invest transferred 1,896,882 Shares to DH-LT Investments in repayment of a loan made by DH-LT Investments and for cash held for investment, at a value of €16.07 per share.

On May 4, 2022, 4H invest transferred 20,394 Shares to Zweite DH Verwaltungs GmbH, a company wholly owned by Dietmar Hopp, in repayment of a loan made by that company for cash held for investment, at a value of €16.07 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders’ Agreement

In connection with an investment made in the Issuer by Kreditanstalt für Wiederaufbau (“KfW”), KfW, dievini, and Dietmar Hopp entered into the Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini, and Dietmar Hopp agreed to vote a specified number of their shares as directed by the KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders’ Agreement, Dietmar Hopp had agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Dietmar Hopp has effected this purchase through DH-LT Investments. In connection with such concurrent private placement, DH-LT Investments GmbH acceded to the Shareholders’ Agreement on August 14, 2020. The Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of each of KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year.

On January 13, 2022, the parties to the Shareholders’ Agreement entered into a Second Supplement to the Shareholders’ Agreement (the “Second Supplement”) which revised certain of the parties’ restrictions and rights with respect to transfer of the Shares held by them. Among other things, the Second Supplement:

●	Provides that, out of the Shares held of record by dievini and DH-LT Investments at the time of the entry into the Shareholders’ Agreement, 49,897,938 Shares are Restricted Shares (the “Restricted Shares”) and 29,877,279 Shares are Unrestricted dievini Shares (the “Unrestricted dievini Shares”);

●	Increases the number of Unrestricted dievini Shares that dievini and DH-LT Investments may dispose of during the period starting from August 15, 2021 and ending on August 14, 2022 (the “Extended Lock-Up Period”) from shares having a total selling price of up to EUR 250,000,000.00 to shares having an aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of up to EUR 450,000,000.00 (the “Cap”) and clarifies that such disposals are not subject to the right of first refusal in favor of KfW and without the acquirer being obliged to accede to the Shareholders’ Agreement;

●	Allows dievini and the dievini Shareholders to transfer Shares to a wider group of people and entities which is now defined as (1) dievini’s affiliates, (2) the ultimate beneficial owners of dievini and their relatives, (3) Dietmar Hopp, Daniel Hopp, Oliver Hopp, Prof Dr Christof Hettich, Dr Friedrich von Bohlen und Halbach, Dr Mathias Hothum and their respective relatives, and (4) partnerships and/or companies solely or jointly controlled by the persons referred to in the foregoing clauses (2) and (3) (collectively, the “dievini Shareholders”) and clarifies that such transfers are not subject to the right of first refusal in favor of KfW provided that such dievini Shareholders receiving Shares agree to be bound by the Shareholders’ Agreement and that certain other conditions are satisfied;

●	Eliminates dievini’s right of first refusal with respect to any transfer of Shares by KfW; and

●	Provides that the Shareholders’ Agreement shall automatically terminate if KfW disposes of a number of Shares exceeding the aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value) of EUR 300,000,000 to a third party.

In connection with their acquisition of Shares from dievini described in this Statement, MH-LT Investments, Bohlini invest, and 4H invest have agreed to accede to the Shareholders’ Agreement.

Pooling Agreement

dievini, DH-LT Investments, and MH-LT-Investments are parties to a Pooling Agreement (the “Pooling Agreement”) which governs the disposition and voting of the Shares held by them. Under the terms of the Pooling Agreement, a party’s Shares may only be disposed of to someone not a party to the Pooling Agreement if the disposal is approved by a vote of the holders of a majority of the Shares subject to the Pooling Agreement. Any voting related matter involving the Shares is also to be decided by such a majority vote. These provisions relating to the voting and disposition of Shares do not affect the parties’ obligations under the Shareholders’ Agreement with KfW.

Bohlini invest and 4H invest have become parties to the Pooling Agreement by entering into Accession Agreements in connection with the transfer of Shares to them by dievini.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney (Incorporated herein by reference from Exhibit 1 of Amendment No. 4 to Schedule 13D filed by dievini Hopp BioTech holding GmbH & Co. KG, Dr. Hettich, 4H Invest and others with the SEC on March 17, 2022).

2.	Joint Filing Agreement.

3.	Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

4.	Second Supplement to Shareholders’ Agreement dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp, and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 7 of Amendment No. 2 to Schedule 13D filed by dievini Hopp BioTech holding GmbH & Co. KG, Dr. von Bohlen, and others with the SEC on February 22, 2022)

5.	Pooling Agreement (Incorporated herein by reference from Exhibit 8 of Amendment No. 2 to Schedule 13D filed by dievini Hopp BioTech holding GmbH & Co. KG, Dr. von Bohlen, and others with the SEC on February 22, 2022)

6.	Accession Agreement (Incorporated herein by reference from Exhibit 10 of Amendment No. 4 to Schedule 13D filed by dievini Hopp BioTech holding GmbH & Co. KG, Dr. Hettich, 4H Invest and others with the SEC on March 17, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2022

4H INVEST GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH